

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 
Greece


06017481



SEC MAIL PROCESSING
RECEIVED
OCT 1 0 2006
WASH. DC SECTION

BY COURIER

No/Date : ΓΔ/18Ρ/492 / 4-10-2006

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

Enclosure
- An Announcement

10/18



PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

NEW GENERATION UNITS BY PPC S.A.

In the context of the renovation and replacement programme for PPC's power generation potential, pursuant to Law 3175/03, the company's BoD, in its meeting today, decided to file an application to the Regulatory Authority for Energy/Ministry of Development requesting operating license for a combined cycle natural gas unit of 400 MW power in Megalopolis.

This unit will substitute amongst others two older lignite units of Megalopolis steam electric station of 250 MW total power, which are to be declared inoperative by the end of 2010. The pertinent international Dutch auction for the study and construction of the new unit will be announced in 2007 with prospect of completion in the beginning of 2011.

Within the framework of investments which are being made for the modernization of PPC's power generating potential, a Dutch auction has already been promulgated for the construction of a similar unit in Aliveri expected to be incorporated in the network the summer of 2009.

The works for supplying the Megalopolis and Aliveri plants with natural gas as well as the works for the construction of high voltage transmission lines allow the construction of a second unit of equal voltage, both in Megalopolis and Aliveri.

At the same time, PPC has been promoting procedures and actions which are essential for the development of the new 400 MW lignite unit of modern technology in Western Macedonia. Its incorporation to the network is expected within 2012-2013 and is subsumed under the Law 3175/2003 concerning the modernization of the company's power generating potential.

Through the realization of all these modernization investments, PPC S.A. is bound to achieve considerable improvement of the environmental conditions of its facilities in Megalopoli, Aliveri and Western Macedonia, while a reduction of the production cost is also anticipated thanks to the rather high performance ensured by modern technology power units.

Athens, 3-10-2006



PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F|D|/492| 4-10-2006


SEC MAIL PROCESSING
RECEIVED
OCT 10 2006
WASH. D.C.
210
SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,



Gr. Anastasiadis
Chief Financial Officer

Enclosure

- An Announcement


ΔΕΗ

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

NEW GENERATION UNITS BY PPC S.A.

In the context of the renovation and replacement programme for PPC's power generation potential, pursuant to Law 3175/03, the company's BoD, in its meeting today, decided to file an application to the Regulatory Authority for Energy/Ministry of Development requesting operating license for a combined cycle natural gas unit of 400 MW power in Megalopolis.

This unit will substitute amongst others two older lignite units of Megalopolis steam electric station of 250 MW total power, which are to be declared inoperative by the end of 2010. The pertinent international Dutch auction for the study and construction of the new unit will be announced in 2007 with prospect of completion in the beginning of 2011.

Within the framework of investments which are being made for the modernization of PPC's power generating potential, a Dutch auction has already been promulgated for the construction of a similar unit in Aliveri expected to be incorporated in the network the summer of 2009.

The works for supplying the Megalopolis and Aliveri plants with natural gas as well as the works for the construction of high voltage transmission lines allow the construction of a second unit of equal voltage, both in Megalopolis and Aliveri.

At the same time, PPC has been promoting procedures and actions which are essential for the development of the new 400 MW lignite unit of modern technology in Western Macedonia. Its incorporation to the network is expected within 2012-2013 and is subsumed under the Law 3175/2003 concerning the modernization of the company's power generating potential.

Through the realization of all these modernization investments, PPC S.A. is bound to achieve considerable improvement of the environmental conditions of its facilities in Megalopoli, Aliveri and Western Macedonia, while a reduction of the production cost is also anticipated thanks to the rather high performance ensured by modern technology power units.

Athens, 3-10-2006